VIA EDGAR

September 8, 2011

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Thompson Creek Metals Company Inc.
Registration Statement on Form S-4
Filed July 25, 2011
File No. 333-175782

Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 1-33783

Dear Mr. Schwall:

We have reviewed your letter to us dated August 22, 2011 setting forth comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Registration Statement of Thompson Creek Metals Company Inc. (the “Company”) on Form S-4 filed on July 25, 2011 (the “Registration Statement”) and the Company’s Form 10-K for the fiscal year ended December 31, 2010 filed on February 24, 2011 (the “Form 10-K”).  This letter responds to the comments in your letter.  For your convenience, the responses have been keyed to the comments.  Page numbers and exhibit numbers refer to the Registration Statement or the Form 10-K, as applicable, as filed.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement.

Registration Statement on Form S-4

General

1. This letter includes comments relating to the Form 10-K you filed on February 24, 2011. You will not be in a position to request accelerated effectiveness for this Form S-4 registration statement until all open issues have been resolved, including the comments pertaining to the Form 10-K.

Response to Comment No. 1:

We will address each of the comments set forth in your letter, including those pertaining to the Form 10-K, prior to requesting effectiveness for the Registration Statement.

2. Please provide updated disclosure with your next amendment. For example, and without limitation, please provide updates with respect to the financial statements filed on August 8, 2011 in your Form 10-Q for the quarterly period ended June 30, 2011.

Response to Comment No. 2:

We have updated the disclosure as requested in Amendment No. 1 to the Registration Statement.

Exhibits

Exhibit 5.4 — Opinion of Lackowicz & Hoffman

3. Please obtain from counsel, and file, a revised opinion that provides consent to file the opinion as an exhibit to your registration statement.

Response to Comment No. 3

We have filed a revised opinion of Lackowicz & Hoffman that provides consent to file the opinion as an exhibit to the Registration Statement.

4. Please ensure that the revised opinion does not include any implication that investors are not entitled to rely on the opinion. In that regard, the final paragraph of the opinion should be revised.

Response to Comment No. 4:

We have filed a revised opinion of Lackowitcz & Hoffman that removes any implication that investors are not entitled to rely on the opinion.

Exhibit 99.1 — Letter of Transmittal

5. We note that the letter of transmittal requires note holders to make the following representation when they tender their notes for exchange: “The undersigned hereby acknowledges receipt and review of the prospectus dated           , 2011 of Thompson Creek Metals Company Inc. (the ‘Company’) and this Letter of Transmittal” (emphasis added). Delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has reviewed the prospectus and the letter of transmittal.

Response to Comment No. 5:

We have filed a revised Letter of Transmittal as an exhibit to Amendment No. 1 to the Registration Statement without language requiring the holder to acknowledge or certify that he/she has reviewed the prospectus and the letter of transmittal.

Form 10-K for Fiscal Year ended December 31, 2010

Financial Statements

Note 18 — Income and Mining Taxes, page 136

6. We note the out-of-period adjustment in 2010 of $4.5 million related to a difference between the 2009 income tax provision and the 2009 tax return, whereby TCM realized an additional net operating loss carry-back and your determination that the adjustment was not material. Tell us how you determined the adjustment was not material to both 2010 and 2009. Address the factors in Staff Accounting Bulletin No. 99.

Background

During the preparation of the Company’s 2009 tax return, we found that our 2009 income tax expense for financial reporting purposes was overstated by $4.5 million (“the error”) as a result of an inadvertent computational error in the calculation of tax depletion for the year ended December 31, 2009.

The following table illustrates the impact of the error on various key financial metrics:

	As of or Year Ended	Percentage	Year Ended	Percentage
(in millions)	12/31/2009	Impact	12/31/2010	Impact

Balance Sheet - 2009 only

Total assets	$1,344.6	0.3%	—	—
Deferred income tax liabilities	$141.3	3.2%	—	—
Total liabilities	$359.2	1.3%	—	—
Shareholders’ equity	$985.4	0.5%	—	—

Statement of Operations

Revenues	$373.4	1.2%	$594.8	0.8%
Pretax income (loss)	$(54.0)	-8.3%	$133.9	3.4%
Income tax expense	$2.0		$20.2	22.3%
Net income (loss)	$(56.0)	-8.0%	$113.7	4.0%

Quantitative analysis

The Company does not believe that a reasonable investor’s decisions would be influenced by the error in its 2009 financial statements as it represented only 1.2% of the Company’s 2009 revenue and only .5% of total shareholders’ equity as of December 31, 2009.  In addition, we note that the error did not impact EBITDA or Adjusted EBITDA, which, we believe, are the primary metrics investors use to measure our financial performance.  Although the error might appear to be large when compared to pre-tax loss for 2009 and the income tax expense line item, we note that our pre-tax income (loss) and income tax expense were not expected to be large numbers in 2009 in relation to our financial statements as a whole.

In addition, the Company does not believe that a reasonable investor’s decisions would be influenced by the out-of-period correction in its 2010 financial statements as the amount is also quantitatively insignificant to 2010 and the nature of the correction is clearly disclosed in the notes to the consolidated financial statements.

Qualitative Analysis

•                  The error was not intentional and did not arise from an estimate;

•                  The error does not mask a change in earnings or other trends or otherwise “manage” earnings;

•                  The error does not hide a failure to meet analysts’ expectations for the business;

•                  The error does not change a loss into income or vice versa;

•                  The error does not affect the Company’s compliance with regulatory requirements;

•                  The error does not affect the Company’s compliance with loan covenants or other contractual requirements;

•                  The error did not increase management’s compensation relating to the award of bonuses or other forms of incentive compensation or otherwise; and

•                  The error did not involve concealment of an unlawful transaction.

As the error did not appear to us to be either quantitatively or qualitatively material, we decided to correct the error in our 2010 financial statements with clear and transparent disclosure.

In connection with our response to the staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Please feel free to contact me if you would like to discuss any of the matters contained in this letter.

Sincerely,

/s/ Wendy Cassity
Wendy Cassity, Esq.
Vice President, General Counsel and Secretary

cc:	Jason Day (Perkins Coie LLP)
David Matheson (Perkins Coie LLP)